ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) announces to its shareholders and the market at large that, from the third quarter of 2015 on, will change the presentation of the Financial Margin with Clients in its statements, in order to better adapt it to our management model, simplify the items that compose it and consequently facilitate the tracking of its evolution.

It is worth highlighting that the total Financial Margin with Clients remains identical to the ones previously disclosed, and the changes will be on the calculation method of the items that compose it: (1) Spread-Sensitive Operations and (2) Working Capital and Others.

Therefore, the Managerial Financial Margin presentation changes are detailed below:

New Model	Previous Model
Financial Margin with Clients (A = 1+2)	Financial Margin with Clients (A = 1+2)
Spread-Sensitive Operations (1)	Spread-Sensitive Operations (1)
Working Capital and Other (2)	Interest Rate-Sensitive Operations (2)
Financial Margin with Market (B)	Financial Margin with Market (B)
Managerial Financial Margin (C = A + B)	Managerial Financial Margin (C = A + B)

In the new model, balances and rates will be determined as follows:

Item	Composition	Calculation Method
Spread-Sensitive Operations	Credit and Non Credit Assets (Foreign Exchange Portfolio, Derivatives with clients, Discounts and Prepayments, among others)	Remunerated by the operations interest rate net of the funding transfer cost
	Funding	Remunerated by the difference between the cost of funding and the transfer rate
	Economic Allocated Capital (-) Permanent Assets	Remunerated by the interbank deposit certificate rate ("CDI")
Working Capital and Others	Asset and Liability Management (Deferred Tax Asset, Escrow deposits, among others), equity in earnings of affiliates, among others	Remunerated by market rates or determined by the nature of the operation

The spreadsheet with historical information, since 2013, reflecting the new model of presentation of the Financial Margin with Clients, is available in the investor relations website (www.itau.com.br/investor-relations).

This change does not imply any modification in the outlook provided by the Company for the year of 2015, according to the Management Discussion and Analysis and Complete Financial Statements of the 2nd quarter of 2015.

With this initiative, Itaú Unibanco reiterates its commitment with the information transparency made available to its shareholders and capital markets entities.

São Paulo-SP, October 23, 2015.

MARCELO KOPEL
Investor Relations Officer

R$ million
New Model
ITAÚ UNIBANCO		1Q13			2Q13			3Q13			4Q13
	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)
Spread‐Sensitive Operations	394,584	10,135	10.8%	403,886	10,495	10.8%	418,110	10,785	10.6%	437,993	11,258	10.6%
Working Capital and Other	41,565	795	7.9%	42,349	810	7.9%	43,277	710	6.6%	50,451	706	5.6%
Financial Margin with Clients	436,149	10,929	10.5%	446,235	11,305	10.5%	461,387	11,495	10.2%	488,445	11,964	10.1%
Provision for Loan Losses		(4,939)			(4,912)			(4,537)			(4,191)
Recovery of Loans Written Off as Losses		1,086			1,262			1,297			1,399
Financial Margin of Spread‐Sensitive Operations after Provisions for Credit Risk	394,584	6,281	6.6%	403,886	6,845	6.9%	418,110	7,546	7.3%	437,993	8,466	7.9%
Net Interest Margin after Provisions for Credit Risk	436,149	7,076	6.7%	446,235	7,655	7.0%	461,387	8,256	7.3%	488,445	9,172	7.6%

Previous Model
ITAÚ UNIBANCO		1Q13			2Q13			3Q13			4Q13
	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)
Spread‐Sensitive Operations	421,954	9,995	9.6%	416,298	10,246	9.9%	433,992	10,200	9.3%	451,248	10,470	9.2%
Spread‐Sensitive Margin‐ Credit	338,673	9,699	11.6%	348,236	9,937	11.4%	358,042	9,874	10.9%	369,903	10,121	10.9%
Spread‐Sensitive Margin‐ Other	83,281	296	1.4%	68,062	309	1.8%	75,949	326	1.7%	81,345	349	1.7%
Interest Rate‐Sensitive Operations	65,271	934	5.8%	66,141	1,059	6.4%	67,703	1,295	7.6%	72,730	1,494	8.2%
Financial Margin with Clients	487,225	10,929	9.1%	482,439	11,305	9.4%	501,695	11,495	9.1%	523,978	11,964	9.1%
Provision for Loan Losses		(4,939)			(4,912)			(4,537)			(4,191)
Recovery of Loans Written Off as Losses		1,086			1,262			1,297			1,399
Financial Margin of Spread‐Sensitive Operations after Provisions for Credit Risk	338,673	5,845	7.0%	348,236	6,287	7.2%	358,042	6,634	7.4%	369,903	7,329	7.9%
Net Interest Margin after Provisions for Credit Risk	487,225	7,076	5.9%	482,439	7,655	6.4%	501,695	8,256	6.5%	523,978	9,172	6.9%

R$ million
New Model
ITAÚ UNIBANCO		1Q14			2Q14			3Q14			4Q14
	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)
Spread‐Sensitive Operations	447,273	10,817	10.2%	456,946	11,513	10.5%	471,091	11,657	10.2%	479,031	12,234	10.5%
Working Capital and Other	46,818	1,057	9.5%	51,905	1,200	9.6%	57,867	1,630	11.6%	63,446	1,454	9.4%
Financial Margin with Clients	494,091	11,874	10.1%	508,851	12,712	10.4%	528,958	13,287	10.3%	542,477	13,687	10.4%
Provision for Loan Losses		(4,252)			(4,465)			(4,741)			(4,614)
Recovery of Loans Written Off as Losses		1,088			1,234			1,397			1,330
Financial Margin of Spread‐Sensitive Operations after Provisions for Credit Risk	447,273	7,653	7.1%	456,946	8,281	7.4%	471,091	8,314	7.1%	479,031	8,950	7.6%
Net Interest Margin after Provisions for Credit Risk	494,091	8,710	7.3%	508,851	9,481	7.6%	528,958	9,943	7.6%	542,477	10,403	7.8%

Previous Model
ITAÚ UNIBANCO		1Q14			2Q14			3Q14			4Q14
	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)
Spread‐Sensitive Operations	470,994	10,535	9.1%	472,981	11,269	9.6%	490,548	11,615	9.4%	486,061	11,717	9.6%
Spread‐Sensitive Margin‐ Credit	384,318	10,296	10.9%	386,035	10,943	11.4%	394,683	11,182	11.2%	412,726	11,492	11.0%
Spread‐Sensitive Margin‐ Other	86,676	239	1.1%	86,947	326	1.5%	95,864	433	1.8%	73,335	225	1.2%
Interest Rate‐Sensitive Operations	67,850	1,339	8.0%	69,762	1,443	8.3%	71,082	1,671	9.3%	76,544	1,970	10.2%
Financial Margin with Clients	538,844	11,874	8.9%	542,743	12,712	9.4%	561,630	13,287	9.4%	562,604	13,687	9.7%
Provision for Loan Losses		(4,252)			(4,465)			(4,741)			(4,614)
Recovery of Loans Written Off as Losses		1,088			1,234			1,397			1,330
Financial Margin of Spread‐Sensitive Operations after Provisions for Credit Risk	384,318	7,132	7.5%	386,035	7,711	8.0%	394,683	7,839	7.9%	412,726	8,208	7.9%
Net Interest Margin after Provisions for Credit Risk	538,844	8,710	6.6%	542,743	9,481	7.0%	561,630	9,943	7.0%	562,604	10,403	7.3%

R$ million
New Model
ITAÚ UNIBANCO		1Q15			2Q15
	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)
Spread‐Sensitive Operations	503,361	12,658	10.6%	503,697	13,066	10.8%
Working Capital and Other	63,408	1,434	9.5%	66,295	1,607	10.1%
Financial Margin with Clients	566,770	14,092	10.5%	569,992	14,673	10.7%
Provision for Loan Losses		(5,515)			(5,520)
Recovery of Loans Written Off as Losses		1,060			1,133
Financial Margin of Spread‐Sensitive Operations after Provisions for Credit Risk	503,361	8,203	6.7%	503,697	8,679	7.1%
Net Interest Margin after Provisions for Credit Risk	566,770	9,637	7.0%	569,992	10,287	7.4%

Previous Model
ITAÚ UNIBANCO		1Q15			2Q15
	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)
Spread‐Sensitive Operations	514,127	12,166	9.6%	529,674	12,594	9.5%
Spread‐Sensitive Margin‐ Credit	428,262	11,770	11.1%	433,236	12,180	11.3%
Spread‐Sensitive Margin‐ Other	85,865	395	1.9%	96,438	414	1.7%
Interest Rate‐Sensitive Operations	78,884	1,926	9.9%	81,532	2,079	10.2%
Financial Margin with Clients	593,011	14,092	9.6%	611,205	14,673	9.6%
Provision for Loan Losses		(5,515)			(5,520)
Recovery of Loans Written Off as Losses		1,060			1,133
Financial Margin of Spread‐Sensitive Operations after Provisions for Credit Risk	428,262	7,316	6.9%	433,236	7,793	7.2%
Net Interest Margin after Provisions for Credit Risk	593,011	9,637	6.6%	611,205	10,287	6.8%